SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑     Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐     No   ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82               .

Shinhan Financial Group 1H 2010 Operating Results
     On July 29, 2010 Shinhan Financial Group (“SFG”) announced its operating results for the six month period ended on June 30, 2010. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).
     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the reviewing process.
1.	Operating Results of Shinhan Financial Group (Consolidated) (in KRW million)

	1H 2010 (6 months)	1H 2009 (6 months)	Chg %

Operating Revenue	18,771,901	32,433,710	-42.1%
Operating Income	1,869,838	841,829	122.1%
Continuing Operations Income Before Income Tax	1,853,939	850,003	118.1%
Net Income	1,367,592	557,784	145.2%

	2Q 2010	1Q 2010	Chg %	2Q 2009	Chg %

Operating Revenue	9,432,144	9,339,757	1.0%	10,177,621	-7.3%
Operating Income	769,700	1,100,138	-30.0%	638,900	20.5%
Continuing Operations Income Before Income Tax	769,539	1,084,400	-29.0%	647,965	18.8%
Net Income	588,550	779,042	-24.5%	439,666	33.9%
2. Operating Results of Shinhan Bank (Non-consolidated) (in KRW million)

	1H 2010 (6 months)	1H 2009 (6 months)	Chg %

Operating Revenue	13,574,997	27,724,958	-51.0%
Operating Income	1,221,425	410,825	197.3%
Continuing Operations Income Before Income Tax	1,211,624	405,360	198.9%
Net Income	968,807	275,724	251.4%

	2Q 2010	1Q 2010	Chg %	2Q 2009	Chg %

Operating Revenue	6,697,733	6,877,264	-2.6%	7,910,701	-15.3%
Operating Income	445,970	775,455	-42.5%	294,665	51.3%

	2Q 2010	1Q 2010	Chg %	2Q 2009	Chg %

Continuing Operations Income	449,217	762,407	-41.1%	301,026	49.2%
Before Income Tax
Net Income	380,231	588,576	-35.4%	201,992	88.2%
3. Operating Results of Shinhan Card (Non-consolidated) (in KRW million)

	1H 2010 (6 months)	1H 2009 (6 months)	Chg %

Operating Revenue	2,018,872	1,783,831	13.2%
Operating Income	667,523	466,917	43.0%
Continuing Operations Income	675,667	467,654	44.5%
Before Income Tax
Net Income	525,967	367,090	43.3%

	2Q 2010	1Q 2010	Chg %	2Q 2009	Chg %

Operating Revenue	1,096,725	922,147	18.9%	969,503	13.1%
Operating Income	336,735	330,788	1.8%	295,839	13.8%
Continuing Operations Income	339,203	336,464	0.8%	294,608	15.1%
Before Income Tax
Net Income	263,362	262,605	0.3%	224,521	17.3%

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
/s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date: July 29, 2010

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